SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

(Amendment No. 12)*

Western Refining, Inc.
(Name of Issuer)

Common Stock, $0.01 par value
(Title of Class of Securities)

959319104
(CUSIP Number)

Paul L. Foster

123 W. Mills Avenue, Suite 200
El Paso, Texas 79901

(915) 534-1400

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

June 1, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 959319104

1	NAME OF REPORTING PERSONS Franklin Mountain Investments Limited Partnership I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON (See Instructions) PN

This Amendment No. 12 (the “Amendment”) constitutes the twelfth amendment to the Schedule 13D originally filed by Franklin Mountain Investments Limited Partnership (the “Reporting Person”), with the Securities and Exchange Commission on August 3, 2007 (as amended through the date hereof, the “Schedule 13D”), with respect to the common stock, $0.01 par value (the “Common Stock”), of Western Refining, Inc. (the “Issuer”). Except as specifically amended by this Amendment, the Schedule 13D remains in full force and effect. Unless otherwise defined herein, all capitalized terms shall have the meanings ascribed to them in the Schedule 13D.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended by inserting the following:

On June 1, 2017 (the “Closing Date”), pursuant to the Agreement and Plan of Merger, dated as of November 16, 2016, among the Issuer, Tesoro Corporation, a Delaware corporation (“Parent”), Tahoe Merger Sub 1, Inc., a Delaware corporation and wholly owned subsidiary of Parent (“Merger Sub 1”), and Tahoe Merger Sub 2, LLC, a Delaware limited liability company and wholly owned subsidiary of Parent (“Merger Sub 2”), Merger Sub 1 merged with and into the Issuer, with the Issuer surviving the merger as a wholly-owned subsidiary of Parent (the “Merger”), and each share of Common Stock (other than shares of Common Stock held by Parent, Merger Sub 1, Merger Sub 2, the Issuer or any of their respective direct or indirect subsidiaries) was converted into the right to receive, at the holder’s election, either (a) 0.4350 shares of Parent common stock, par value $0.16⅔ per share (“Parent Common Stock”) or (b) an amount in cash equal to $37.30 (subject to proration).

The Reporting Person disposed of 16,129,581 shares of Common Stock in the Merger and in exchange received 7,016,367 shares of Parent Common Stock and cash in lieu of fractional shares. As a result of the closing of the Merger, the Reporting Person no longer beneficially owns any shares of Common Stock.

The Voting and Support Agreement, dated as of November 16, 2016, entered into by the Reporting Person with Parent terminated upon consummation of the Merger.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a) As of the date hereof, the Reporting Person beneficially owns 0 shares of Common Stock.

(b) As of the date hereof, the Reporting Person beneficially owns 0 shares of Common Stock.

(c) Except as otherwise described herein, the Reporting Person has not engaged in any transactions in the Common Stock in the past 60 days.

(d) Not applicable.

(e) The Reporting Person ceased to be a beneficial owner of more than five percent of the Common Stock on the Closing Date.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended and supplemented with the information contained in Item 4 of this Amendment, which is hereby incorporated by reference.

Signatures

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 1, 2017

Franklin Mountain Investments Limited Partnership By: Franklin Mountain G.P., LLC, General Partner
By:	/s/ Paul L. Foster
Name: Paul L. Foster
Title: President